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Consent of Independent Registered Public Accounting Firm

To the Board of Directors of AuRico Gold Inc.

We consent to the use in this annual report on Form 40-F of:

  our Independent Auditors’ Report of Registered Public Accounting Firm, dated February 19, 2015, on the consolidated financial statements of AuRico Gold Inc. (the “Company”), comprising the consolidated balance sheets of the Company as at December 31, 2014 and December 31, 2013, the consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information, our Report of Independent Registered Public Accounting Firm, dated February 19, 2015, on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014,

each of which is incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2014.

Our report indicates that the comparative information presented for the year ended December 31, 2013 has been restated.

We also consent to the incorporation by reference of such reports in the Registration Statements No. 333-173458, 333-175079 and No. 333-177638 on Form S-8 and the Registration Statement No. 333-189227 on Form F-3D of the Company.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 19, 2015

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